UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42440

NETCLASS TECHNOLOGY INC

6F, Building A

1188 Wan Rong Road

Shanghai, People’s Republic of China 200436

+86 021-61806588

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

As a company listed on The Nasdaq Stock Market LLC (“Nasdaq”), NETCLASS TECHNOLOGY INC, a Cayman Islands exempted company (the “Company”), is subject to Nasdaq corporate governance listing standards. Nasdaq Listing Rule 5615(a)(3)(A) provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Listing Rules 5600 Series, 5250(b)(3) and 5250(d). As a foreign private issuer, the Company elected to follow the practice of its home country, the Cayman Islands, in lieu of the requirements under Nasdaq Listing Rule 5635, which sets forth (A) the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (a) the acquisition of the stock or assets of another company, (b) equity-based compensation of officers, directors, employees or consultants, (c) a change of control, and (d) transactions other than public offerings; (B) general provisions relating to shareholder approval; and (C) the financial viability exception to the shareholder approval requirement. As required under Nasdaq Listing Rule 5615(a)(3)(B), the Company will disclose in its annual reports filed with the Commission each requirement that it does not follow and describe the home country practice followed by the Company in lieu of such requirements.

Except for the foregoing, there is no significant difference between the Company’s corporate governance practices and what Nasdaq requires of domestic U.S. companies.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2025 (Registration No. 333-286348).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: August 1, 2025	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

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